IMPERIAL

082-01257

RECEIVED
9 JUN -8 A 8:27

4 May 2009

09046303

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Imperial One Ltd

SUPPL

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the following announcement which was lodged with the Australian Securities Exchange Limited:

- Letter of Intent – Acquisition of Natural Gas Production & Reserves

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

dlw 6/8

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

IMPERIAL

4 May 2009

The Company Announcement Office
Australian Securities Exchange Limited
20 Bridge Street
Sydney NSW 2000

Letter of Intent
Acquisition of Natural Gas Production & Reserves
Appalachian Basin

The Directors of Imperial Corporation Limited are pleased to announce that its subsidiary Empire Energy USA LLC ("Empire") has entered into a Letter of Intent ("LOI") to acquire 100% issued capital of an E&P company in Pennsylvania, USA. The LOI is subject to usual due diligence, operational review and confidentiality conditions.

Empire believes the due diligence program will take approximately 30 days to complete. Operations of the target company are within proximity of Empire's existing operations and add to core acreage for future development. All operations will be merged within Empire's existing field operations.

The acquisition which includes around 11,200 gross acres will increase Empire's existing production by around 68%, 1P reserves by around 45%, 2P reserves by 90% and 3P by 150%. It is expected that a significant portion of the 2P and 3P reserves will be reclassified as either 1P or 2P on completion of due diligence. Cost of the acquisition (excluding potential Marcellus shale reserves) is equivalent to acquiring 2P reserves at US$0.23 / Gj.

Gross acreage includes both shallow (Devonian) and deep rights (for potential Marcellus shale development). Subject to review for terrain attributes, up to 520 locations are available for future shallow development (only 54% of these locations have been considered in the 2P acquisition cost). The acquisition includes all pipelines, gathering networks, rights-of-way, geological data etc.

This is a further step in Empire's stated strategy of building up its operations within the Appalachian Basin through the acquisition and consolidation of existing independent oil and gas operations, utilising the existing Macquarie Bank Credit Facility and cash reserves held by the Company. The ultimate objective is to reach a critical mass where Empire can be listed on a US Stock Exchange.

Bruce McLeod
Executive Chairman

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244